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                             July 28, 2020

       James Shanahan
       Chief Financial Officer
       Focus Financial Partners Inc.
       875 Third Avenue, 28th Floor
       New York, New York 10022

                                                        Re: Focus Financial
Partners Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            File No. 001-38604

       Dear Mr. Shanahan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       How We Evaluate Our Business, page 47

   1. Please represent to us that in future filings on Forms 10-K and 10-Q you will balance your tabular disclosure of
key financial metrics with your GAAP net income or loss. See
                                                        Compliance and
Disclosure Interpretation (C&DI) Question 102.10 on Non-GAAP
                                                        Financial Measures.
This comment also applies to your earnings releases and
                                                        accompanying slide
decks furnished on Forms 8-K, noting that Item 10(e)(1)(i)(A) of
                                                        Regulation S-K applies
to these disclosures under Instruction 2 to Item 2.02 of Form 8-K.
   2. From footnote 3 to your reconciliation table on page 52, it appears that your Tax
                                                        Adjustment includes a
benefit for intangible asset amortization that is being removed from your Adjusted Net
Income non-GAAP measure. Please tell us:
                                                            How you calculated
the Tax Adjustment in each period presented;
                                                            Why it is
appropriate to reflect this tax benefit in your Adjusted Net Income measure;
 James Shanahan
FirstName  LastNameJames
Focus Financial Partners Inc.Shanahan
Comapany
July       NameFocus Financial Partners Inc.
     28, 2020
July 28,
Page  2 2020 Page 2
FirstName LastName
                How the inclusion of this adjustment is consistent with the guidance in Non-GAAP
              Financial Measures C&DI Question 102.11 to include current and deferred income tax expense commensurate with the non-GAAP measure of profitability; and
                In conjunction with your response to the previous bullet, how your non-GAAP effective tax rates ranging from 10.2% to 11.1% in the last three fiscal years are sustainable and reasonable.
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recogntion, page F-11

3. You disclose that your fees for your various services are either based on a contractual percentage of your client's assets, a flat fee, an hourly rate or a combination of such fees and are billed either in advance or arrears on a monthly, quarterly or semiannual basis.
         You also disclose that your services are performed over time and that some of your arrangements may contain a single or multiple performance obligations. In the first paragraph on page 44 in Management's Discussion and Analysis of Financial Condition
         and Results of Operations you disclose that because of the variety of your billing practices across your partner firms, the timing of any impact of short-term financial market movements on revenues will vary and that the impact on revenues by market movements generally result in a one quarter lagged effect. Please address the following, referencing for us the authoritative literature you rely upon to support your
         position by telling us:
             Why your billing practices impact the amount of revenue you recognize and why the impact of market movements on revenues recognized are generally reflected on a one quarter lag. In this regard, revenues are generally recorded at the amount of consideration to which you expect to be entitled in exchange for the services provided irrespective of the billing provisions under the relevant contract.
             How you recognize revenue for contracts based on a contractual percentage of your client's assets, a flat fee, an hourly rate or a combination of such fees. In your response specifically tell us:
                 o How you identify the performance obligations for each type of contract and, when applicable, how you allocate transaction price among multiple performance obligations; and
                 o Whether any of these contract types result in variable consideration that is constrained and, if so, how it is constrained.
             How your current policy disclosure and other disclosures address:
                 o The significant judgments involved and changes in judgment as required by ASC 606-10-50-1b and 50-17.
                 o The revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period as required by ASC 606-50-10-
                   8b.
                 o Any cumulative catch-up adjustments to revenue that affect the corresponding
 James Shanahan
Focus Financial Partners Inc.
July 28, 2020
Page 3

                     contract asset or contract liability, including adjustments arising from a change in the measure of progress, a change in estimate of transaction price or a contract modification as required by ASC 606-10-50-10b.
                 o Whether the consideration amount is variable and whether the estimate of variable consideration is typically constrained as required by ASC 606-10-50-
                     12b.
                 o Any revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods, including any changes in transaction price, as required by ASC 606-10-50-12A.
                 o The information about remaining performance obligations as required by ASC
                     606-10-50-13.
                 o The methods used to recognize revenue and an explanation of why the methods used provide a faithful depiction of the transfer of goods or services as required by ASC 606-10-50-18.
                 o The information about the methods, inputs, and assumptions used as required by
                     ASC 606-10-50-20.
                 o The use of practical expedients as required by ASC 606-10-50-22.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-
3474 if you have any questions.



FirstName LastNameJames Shanahan                                 Sincerely,
Comapany NameFocus Financial Partners Inc.
                                                                 Division of
Corporation Finance
July 28, 2020 Page 3                                             Office of
Finance
FirstName LastName